 EXHIBIT 99.1

TD Bank Announces Redemption of

Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 9 (NVCC)

TORONTO, September 22, 2025 - The Toronto-Dominion Bank ("TD Bank Group" or "TD") announced today that it will exercise its right to redeem all of its 8,000,000 outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 9 (Non-Viability Contingent Capital) (the "Series 9 Shares") on October 31, 2025 at the price of $25.00 per Series 9 Share for an aggregate total of approximately $200 million. The redemption has been approved by the Office of the Superintendent of Financial Institutions.

On August 28, 2025, TD announced that dividends of $0.202625 per Series 9 Share had been declared as payable on and after October 31, 2025 to shareholders of record at the close of business on October 10, 2025. These will be the final dividends on the Series 9 Shares, and will be paid in the usual manner on October 31, 2025 as previously announced. After October 31, 2025, the Series 9 Shares will cease to be entitled to dividends and the only remaining rights of holders of such shares will be to receive payment of the redemption amount.

Beneficial holders who are not directly the registered holder of Series 9 Shares should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds. Inquiries should be directed to our Registrar and Transfer Agent, TSX Trust Company, at 1-800-387-0825 (or in Toronto 416-682-3860).

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 28.1 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 18 million active online and mobile customers. TD had $2.0 trillion in assets on July 31, 2025. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Brooke Hales, Senior Vice President, Investor Relations, 416-307-8647, Brooke.Hales@td.com; Gabrielle Sukman, Senior Manager, Corporate and Public Affairs, 416-983-1854, Gabrielle.Sukman@td.com.